

December 20, 2013

<u>Via E-mail</u>
John Michel
Chief Financial Officer
First Foundation, Inc.
18101 Von Karman Avenue, Suite 700
Irvine, California 92612

> **Re: First Foundation, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 10, 2013**
> **File No. 000-55090**

Dear Mr. Michel:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form 10

Our business, pages 4 and 5

1. We note your response to comment 3 of our letter dated November 13, 2013; however, the revised disclosure does not present a clear understanding of your underwriting standards or the specific products you offer. Please include more detailed disclosure including loan to value ratios, whether you have any underwriting criteria such as a minimum credit score or debt to income ratio, and whether you originate sub-prime loans. Please note any other loan products you offer in addition to the 3 and 7 year adjustable rate loans and provide the percentage break-down between different products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3464 with any questions regarding this comment.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc. Via E-mail
     Ben Frydman
     Stradling Yocca Carlson & Rauth